                                                                   -------------
                                                                   OMB Approved
                                                                   OMB 3235-0145
                                                                   -------------


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*
                                           ----


                                 EQUIFAX INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                    COMMON
--------------------------------------------------------------------------------
                          (Title of Class Securities)


                                    294429105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))


                               Page 1 of 5 Pages

-------------------                                            -----------------
CUSIP No. 294429105                  13G                       Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Equifax Inc. Employees 401(k) Retirement & Savings Plan
           (formerly Equifax Inc. Employees Thrift Plan)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OR ORGANIZATION

           Atlanta, Georgia
--------------------------------------------------------------------------------
   NUMBER OF        5  SOLE VOTING POWER

    SHARES                  0
                  --------------------------------------------------------------
  BENEFICIALLY      6  SHARED VOTING POWER  *Plan trustee votes shares in
                                            accord with instructions from
    OWNED BY                                Plan participants, as each
                                            participant has full voting
      EACH                                  rights with respect to shares in
                                            his or her account.
   REPORTING      --------------------------------------------------------------

     PERSON         7  SOLE DISPOSITIVE POWER

     WITH                 7,752,060
                  --------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,752,060
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

           EP
--------------------------------------------------------------------------------

                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


 1. (a)  Name of Issuer:     Equifax Inc.
                          ----------------------------------------

    (b) Address of Issuer's principal executive offices:

                        1600 Peachtree Street, N.W.
        ----------------------------------------------------------

                        Atlanta, Georgia  30309
        ----------------------------------------------------------


 2. (a)  Name of person filing:  Equifax Inc. Employees 401(k)
                                 ---------------------------------
                                 Retirement & Savings Plan
                                 ---------------------------------

    (b) Address of Principal Business office or, if none, residence:

                        1600 Peachtree Street, N.W.
        ----------------------------------------------------------
                        Atlanta, Georgia  30309
        ----------------------------------------------------------

    (c)  Citizenship:
                      --------------------------------------------
    (d) Title of class of securities:    Common
                                       ---------------------------

    (e)  CUSIP No.     294429105
                    ----------------------------------------------


3.  Check whether person filing is a:

(a)  (  )  Broker or dealer registered under Section 15 of the Act.
(b)  (  )  Bank as defined in Section 3(a)(6) of the Act.
(c)  (  )  Insurance company as defined in Section 3(a)(19) of the Act.
(d)  (  )  Investment company registered under Section 8 of the Investment
           Company Act.
(e)  (  )  Investment adviser registered under Section 203 of the Investment
           Advisers Act of 1940.
(f)  (xx)  Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund. See Para. 240.13d-1(b) (ii) (F)
(g)  (  )  Parent holding company, in accordance with Para. 240.13d-1(b) (ii)
           (F)
(h)  (  )  Group, in accordance with Para. 240.13d-1(b) (1) (ii) (H)

                               Page 3 of 5 Pages

 4. Ownership:

    (a) Amount beneficially owned:   7,752,060
                                   ------------------------------

    (b)  Percent of class:  5.3%
                          ----------------------------------------

    (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote.

                                        -0-
             ----------------------------------------------------
         (ii) Shared power to vote or to direct the vote.

                                        -0-*
             ----------------------------------------------------

         (iii) Sole power to dispose or to direct the disposition of

                              7,752,060 shares
             ----------------------------------------------------

         (iv) Shared power to dispose or to direct the disposition of

                                        -0-
             ----------------------------------------------------

             *Plan trustee votes shares in accord with instructions from Plan participants, as each participant has full voting rights with respect to shares in his or her account.


 5. Ownership of 5% or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ( ) N/A


6.  Ownership of More Than 5% on Behalf of Another Person:

    The shares which are the subject of this filing are held by the Equifax
    Inc. Employees 401(k) Retirement & Savings Plan subject to distributions to the participants in the Plan at the request of such participants and subject to the provisions of that Plan. At the option of each participant, such a distribution may be in the form of shares or the cash equivalent of such shares. Dividends paid on Plan shares are used to purchase additional shares for participants' accounts.

                               Page 4 of 5 Pages

 7. Identification and Classification of the Subsidiary which acquired the Security Being Reported on By the Parent Holding
    Company:

                                      N/A
        --------------------------------------------------------------


8.  Identification and Classification of Members of the Group:

                                      N/A
        --------------------------------------------------------------


9.  Notice of Dissolution of Group:

                                      N/A
        --------------------------------------------------------------


10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Equifax Inc. Employees 401(k)
                              Retirement & Savings Plan


 Date:                        By:
      ---------------------      ---------------------------------
                                  David A. Post
                                  Corporate Vice President &
                                  Chief Financial Officer

                               Page 5 of 5 Pages